

June 2, 2022

Kevin Krieger
Secretary
FTAI Infrastructure LLC
c/o Fortress Investment Group LLC
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

> **Re: FTAI Infrastructure LLC**
> **Amendment No. 1 to Form 10**
> **Filed May 24, 2022**
> **File No. 001-41370**

Dear Mr. Krieger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10 filed May 24, 2022

Unaudited Pro Forma Combined Consolidated Financial Information, page 59

1. We note your response to prior comment 4. Please tell us and consider disclosing how you arrived at the $10 per share price for your common stock in Note 2(d) on page 66. Also, please tell us if you performed any valuations of the spin-off in relation to the $300 million preferred equity raise and how that relates to the $10 per share value used for your common stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Theresa Brillant at (202) 551- 3307 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Blair T. Thetford